

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 9, 2012

Via E-mail
M. Todd Kanipe
Chief Executive Officer
Citizens First Corporation
1065 Ashley Street
Bowling Green, Kentucky 42103

   Re: **Citizens First Corporation**
      Form 10-Q for the Quarter Ended March 31, 2012
      Filed May 10, 2012
      File No. 001-33126

Dear Mr. Kanipe:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

            Sincerely,

            /s/ Christian Windsor

            Christian Windsor
            Special Counsel